Exhibit 99.32

Enthusiast Gaming Partners with SpiderTech Athletic Tape to Drive Awareness Across Entire Media, Entertainment and Esports Platforms

Integrated approach combines ecosystem of sites, channels, influencers, teams, and events to maximize reach and touch points to gamer demographic

TORONTO, July 28, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is excited to announce a new partnership with leading athletic tape brand, SpiderTech. The partnership will be seen across Enthusiast Gaming’s entire platform through user-generated content, and online entertainment and advertising, and extend to Luminosity Gaming (“Luminosity”) and its esports sponsorships, influencer roster, events, and media advertising, building awareness and promoting SpiderTech’s leading edge athletic tape within the gaming community.

SpiderTech is the next generation in kinesiology tape: pre-cut individually packaged athletic tape applications for specific parts of the body. SpiderTech’s Gaming Gear Applications help gamers enhance their performance. The applications are specifically designed to help with pain, swelling, fatigue, range of motion and grip strength to give gamers the edge they need. Gamers can apply the tape where it hurts and feel immediate relief. One of the competitive advantages is that the tape does not require designing, measuring or cutting, which has quickly made SpiderTech a top choice for coaches, trainers, and athletes - an audience which has significant overlap in the esports community.

Luminosity is one of the world’s top esports organizations, the owners of seven professional esports teams, and home to many of the most influential content creators and elite esports athletes. SpiderTech’s integration will be multifaceted, being a key sponsor of Luminosity and using the organization’s top influencers to reach a combined social following of over 60 million fans with messaging about SpiderTech. Specifically, SpiderTech’s logo will be placed on Team Luminosity’s jerseys and will sponsor game day social activations, fan Q&A sessions, contests, player live streams, custom player content, and interviews with the Vancouver Titans and the Seattle Surge esports teams. Together, they will bring fans the “Game On” Q&A sessions with content creators, esports celebrities, and key Luminosity team members.

Further showcasing the depth and breadth of this partnership, SpiderTech will be a supporting sponsor of Enthusiast Gaming’s premiere series, “Rising Stars: Battle Royal”, which launches this winter. This original series is focused on discovering new and upcoming talent in esports and documents their journeys both professionally and personally. “Rising Stars” aims to capture potential new champions as they compete for fame and fortune in esports. The winner of the competition will receive a one-year sponsorship with Luminosity and recognition across the entire platform.

“SpiderTech kinesiology tape provides best-in-class support, pain relief, reduction of swelling and increased circulation for essential parts of the body like hands and wrists—critical for gaining a competitive edge in the high-stakes gaming community,” stated Montu Khokhar, CEO of SpiderTech. “With an estimated 2.5 billion gamers around the world and growing, SpiderTech is excited to partner with Enthusiast Gaming to reach their combined communities of 200 million gamers and Luminosity’s world class esports organization, including professional esports teams the Seattle Surge and the Vancouver Titans.”

“We are excited to partner with SpiderTech to use our entire platform and celebrity esports influencers to create awareness and promotion for their innovative product, whose audience aligns so closely with our gaming communities,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “We have more touch points to gamers than any other gaming company, and only we can offer such an integrated, customizable approach to engage with our gaming and esports communities. Luminosity’s roster of top esports influencers, coupled with our vast media platform and event activations, will allow SpiderTech to reach active gamers.”

About SpiderTech

SpiderTech is the manufacturer of the world's most innovative therapeutic tape, also known as kinesiology tape, or elastic sports tape. This athletic tape is a non-medicated and water-resistant tape that you can apply wherever your muscles need support. SpiderTech kinesiology tape is the drug-free way to reduce discomfort and activate muscle motion. Created by NUCAP, a global technology leader founded in 1994, the innovation firm designs and manufactures its products in Toronto, Canada for consumers across North America and around the world. For more information, please visit www.spidertech.com.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest platform of communities for gamers and esports fans. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Entertainment and Esports. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites and 900 YouTube channels which collectively reach 160 million visitors monthly. The Media platform generates over 30 billion ad requests and approximately a billion views per month. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast

Gaming’s entertainment division, EG Live, owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

For further information: Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9360

INVESTOR RELATIONS CONTACT:

Julia Becker
Head, Investor Relations & Marketing
(604) 785-0850
jbecker@enthusiastgaming.com

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast Gaming to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast Gaming, including information obtained from third-party industry analysts and other third-party sources, and are based on management's current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.